Exhibit 99.31

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

HudBay Minerals Inc.

1 Adelaide Street East, Suite 2501

Toronto, Ontario

M5C 2V9

Item 2	Date of Material Change

June 23, 2008.

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through Market Wire on June 23, 2008 and subsequently filed on SEDAR.

Item 4	Summary of Material Change

HudBay Minerals Inc. (“HudBay”) announced that it has entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Skye Resources Inc. (“Skye”) pursuant to which Skye and HudBay will combine their respective businesses (the “Transaction”). In addition, in a separate transaction, HudBay has agreed to subscribe for 12,679,266 common shares of Skye at a price of C$7.51 per common share (the “Private Placement”). This represents approximately 19.9% of Skye’s issued and outstanding common shares on a pro forma basis. Completion of the Private Placement is not conditional on completion of the Transaction.

Item 5	Full Description of Material Change

HudBay announced that it has entered into the Arrangement Agreement to combine their respective businesses.

The Transaction will be structured as a Plan of Arrangement under the Business Corporations Act (British Columbia) between HudBay, 0828275 B.C Ltd., a wholly-owned subsidiary of HudBay, and Skye.

On completion of the Transaction, all Skye common shares will be exchanged for HudBay common shares on the basis of 0.61 HudBay common shares and C$0.001 in cash for each Skye common share.

Upon completion of the Transaction, HudBay will have approximately 160.9 million common shares outstanding, of which current HudBay shareholders will own 79.7% and former Skye shareholders will own 20.3%.

Pursuant to the Private Placement, HudBay will acquire 12,679,266 common shares of Skye at a price of C$7.51 per common share for total gross proceeds to Skye of approximately C$95,221,285. The Skye common shares acquired pursuant to the Private Placement will represent approximately 19.9% of Skye’s outstanding common shares on a pro-forma basis. The Private Placement is not conditional on the completion of the Transaction but is subject to the approval of the Toronto Stock Exchange.

Pursuant to the terms of a Share Purchase Master Agreement between Skye and Vale Inco Ltd. (“Vale Inco”), Vale Inco had the right to participate in the Private Placement to maintain its current approximate 11.0% equity interest in Skye. Vale Inco has waived its right to participate in the Private Placement.

Completion of the Transaction is subject to customary conditions, including a favourable vote of holders of Skye common shares at a special meeting of shareholders called to approve the Transaction and the receipt of all necessary court and regulatory approvals.

The Arrangement Agreement includes a commitment by Skye not to solicit or initiate discussions concerning alternative transactions, including the sale of material assets. Skye has agreed to reimburse HudBay for its expenses in respect of the Transaction in certain instances to a maximum of C$2 million, to pay a break fee of C$14 million (including amounts paid to reimburse expenses) to HudBay in certain circumstances and has granted HudBay the right to match competing offers.

Holders of approximately 27.0% of the outstanding Skye shares (before completion of the Private Placement), including certain institutional holders and all directors and officers of Skye have entered into voting lock-up agreements (the “Voting Lock-Up Agreements”) with HudBay pursuant to which they have agreed to vote in favour of the Transaction. The Voting Lock-Up Agreements may be terminated in certain circumstances. HudBay has agreed, subject to applicable law (including the rules and policies of the Toronto Stock Exchange), to vote the shares acquired pursuant to the Private Placement in favour of the Arrangement.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

H. Maura Lendon, Vice-President and General Counsel of HudBay, (416) 362-2335.

Item 9	Date of Report

July 3, 2008.

Cautionary Notice: This material change report contains “forward-looking information” within the meaning of applicable Canadian securities legislation and United States securities laws. Forward-looking information includes, but is not limited to, information concerning the proposed business combination between HudBay and Skye and matters relating thereto. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Assumptions upon which such forward-looking information is based include, without limitation, that the shareholders of Skye will approve the transaction, that all required third party regulatory and governmental approvals to the transaction will be obtained and all other conditions to completion of the transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of HudBay or Skye and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007 for each of HudBay and Skye available at www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This material change report and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.